KOLESAR & LEATHAM

ATTORNEYS AT LAW

400 SOUTH RAMPART BLVD., SUITE 400
LAS VEGAS, NEVADA 89145
702.362.7800
klnevada.com

February 1, 2017

Prime Trust, LLC
10890 S. Eastern Avenue
Suite 114
Henderson Nevada 89052
Attention: Scott Purcell, CEO

Re: Prime Trust, LLC/Eligibility to Serve as Qualified Third Party

Gentlemen:

Per your request, this letter expresses our opinion as to the eligibility of Prime Trust, LLC ("Prime"), as a retail trust company licensed under Nevada Revised Statutes Chapter 669 ("Nevada Trust Company"), to act as a qualified third party ("QTP"), as defined in Rule 303(e)(2)(ii) of Regulation Crowdfunding ("Reg. CF") promulgated by the U.S. Securities and Exchange Commission ("SEC").

I.   QUESTIONS PRESENTED

Our opinion as to the eligibility of Prime, as a Nevada Trust Company, to act as a QTP is predicated upon our answers to the following questions:

1) Is Prime, as a Nevada Trust Company, a "bank" as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended ("Section 3(a)(6)")?

2) Is Prime, as a Nevada Trust Company, authorized under Nevada law to agree to hold funds in escrow for the persons who hold beneficial interests therein and to transmit or return such funds directly to the persons entitled thereto when so directed by the funding portal, as described in subparagraph (3) of Rule 303(e) of Reg. CF ("Rule 303(e)")?

3) If the answer to question 2 above is yes, will Prime agree in writing to perform the tasks described in question 2 before acting as a QTP?

4) Is Prime, as a Nevada Trust Company, authorized under Nevada law to agree to maintain a bank account for the exclusive benefit of investors and the issuer, as set forth in Rule 303(e)(2)(ii)?

5) If the answer to question 4 above is yes, will Prime agree in writing to maintain the bank account described in question 4 before acting as a QTP?

II.   CERTAIN ASSUMPTIONS, QUALIFICATIONS AND LIMITATIONS

Certain of the questions addressed herein, particularly question 1 above, ordinarily would be determined only through a litigated or administrative proceeding. The outcome of any such proceeding might depend in part on (i) facts and circumstances as presented or developed in such proceeding or (ii) changes in laws, regulations or administrative procedures or policies, or judicial or administrative decisions occurring after the date of this letter. Our opinions and views herein are based on the assumption that in any case in which consideration is given to the foregoing questions, such questions will be competently and properly briefed and presented to the appropriate court or administrative agency, as applicable. Our opinions herein are reasoned opinions, and in expressing such opinions we assume that any decision rendered in a litigated or administrative proceeding will be based on laws, regulations, administrative policies and procedures, and judicial and administrative decisions as are presently in effect, including those discussed below.

III.   SUMMARY OF ANSWERS AND OPINIONS

Subject to the assumptions and qualifications set forth herein, our answer to the numbered questions above is yes, with questions 3 and 5 being answered based on what we understand Prime will do prior to acting as a QTP. Therefore, it is our opinion that Prime, as a Nevada Trust Company, is eligible to act as a QTP.

IV.   DISCUSSION

A. Prime, as a Nevada Trust Company, Is a "Bank" as Defined in Section 3(a)(6).

Rule 303(e)(2)(ii) defines a QTP, in pertinent part, as a:

> [b]ank ... that has agreed in writing either to hold the funds in escrow for the persons who have the beneficial interests therein and to transmit or return such funds directly to the persons entitled thereto when so directed by the funding portal as described in ... [Rule 303(e)(3)], or to maintain a bank ... account (or accounts) for the exclusive benefit of investors and the issuer.

The threshold question, therefore, is whether a Nevada Trust Company is a "bank." Although "bank" is not expressly defined in Reg. CF, through administrative guidance the SEC has adopted the definition of bank in Section 3(a)(6) for Reg. CF purposes.[1] Therefore, for purposes of this letter we rely on the definition of bank in Section 3(a)(6).

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[1] The SEC's adopting release for Reg. CF and its proposed rules release for Reg. CF both refer specifically to Section 3(a)(6) for the definition of "bank," as that term is used in Rule 303(e). Crowdfunding, SEC Release No. 33-9974 (Oct. 30, 2015) at 223 n.836, 229 n.865, and 230 n.867; and Crowdfunding, SEC Release No. 33-9470 (Oct. 23, 2013) at 182 n.454.

With respect to a Nevada Trust Company, the pertinent part of this definition appears in clause (C) of Section 3(a)(6), as follows:

> any other banking institution ... doing business under the laws of any State ..., a substantial portion of the business of which consists of receiving deposits **or exercising fiduciary** powers similar to those permitted to national banks under the authority of the Comptroller of the Currency pursuant to ... 12 U.S.C. 92a ...and which is supervised and examined by State ... authority having supervision over banks ... and is not operated for the purpose of evading the provisions of this title.... [Emphasis added.]

Section 3(a)(6)'s use of the disjunctive "or" makes it clear that under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and under Reg. CF, non-depository institutions can be banks, provided that a substantial portion of their business consists of exercising fiduciary powers and they meet certain other criteria discussed below.

NRS 669.210(1) authorizes Nevada Trust Companies to exercise a broad range of fiduciary powers in the State of Nevada. Those powers, quoted verbatim in their entirety from NRS 669.210(1), are:

> (a) Act as indenture trustee or as trustee under any mortgage or bond of any person or of any municipality or body politic.

> (b) Accept and execute any municipal or corporate or individual trust not inconsistent with the laws of this State.

> (c) Act under the order or appointment of any court as guardian, administrator, receiver or trustee.

> (d) Act as executor or trustee under any will.

> (e) Act as fiscal or transfer agent of any state, municipality, body politic or corporation, and in such capacity receive and disburse money and register, transfer and countersign certificates of stock, bonds and other evidences of indebtedness.

> (f) Act as a registered agent of foreign corporations.

> (g) Accept and execute any trust business permitted by any law.

> (h) Acquire the fiduciary rights, powers, duties and liabilities of a bank, savings and loan association, thrift company, trust company or credit union licensed pursuant to titles 55 and 56 of NRS, and upon the effective date of such an acquisition, the fiduciary rights, powers, duties and liabilities of the bank,

savings and loan association, thrift company, trust company or credit union vest in and must be performed by the acquiring trust company.

(i) Act as an agent, advisory agent, assignee, attorney-in-fact, authenticating agent, bailee, bond or indenture trustee, conversion agent, curator, custodian, escrow agent, exchange agent, fiscal or paying agent, financial adviser, investment adviser, investment manager, managing agent, purchase agent, registrar, safekeeping agent, subscription agent, warrant agent or in similar capacities generally performed by corporate trustees, and in so acting, may possess, purchase, sell, invest, reinvest, safekeep or otherwise manage or administer real or personal property of other persons.

(j) Exercise the powers of a business corporation or limited-liability company organized or qualified as a foreign corporation or limited-liability company under Nevada law and any incidental powers that are reasonably necessary to enable it to fully exercise, in accordance with commonly accepted customs and usages, a power conferred in this chapter.

(k) Do and perform all acts necessary to exercise the powers enumerated in this subsection and authorized by this chapter and any other applicable laws of this State.

As the Section 3(a)(6) bank definition requires similarity between Nevada Trust Companies' fiduciary powers and those of national banks having fiduciary powers, we point out that 12 U.S.C. 92a, while worded far more generally than the Nevada statute, reveals that Nevada Trust Companies have fiduciary powers that are comparable in scope, if not identical, to those given to national banks. For comparison purposes, the pertinent provisions of 12 U.S.C. 92a are:

(a) Authority of Comptroller of the Currency
The Comptroller of the Currency shall be authorized and empowered to grant by special permit to national banks applying therefor, when not in contravention of State or local law, the right to act as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver, or in any other fiduciary capacity in which State banks, trust companies, or other corporations which come into competition with national banks are permitted to act under the laws of the State in which the national bank is located.

(b) Grant and exercise of powers deemed not in contravention of State or local law
Whenever the laws of such State authorize or permit the exercise of any or all of the foregoing powers by State banks, trust companies, or other corporations which compete with national banks, the granting to and the exercise of such powers by national banks shall not be deemed to be in contravention of State or local law within the meaning of this section.

By regulation in 12 C.F.R. 9.2(e), the Office of the Comptroller of the Currency ("OCC") defines "fiduciary capacity" as acting as:

> trustee, executor, administrator, registrar of stocks and bonds, transfer agent, guardian, assignee, receiver, or custodian under a uniform gifts to minors act; investment adviser, if the bank receives a fee for its investment advice; any capacity in which the bank possesses investment discretion on behalf of another; or any other similar capacity that the OCC authorizes pursuant to 12 U.S.C. 92a.

Taking into account the sweep-in provisions of paragraphs (a) and (b) of 12 U.S.C. 92a, which allow authorized national banks in a given state to exercise any trust powers that state-chartered trust companies and banks in that state can exercise, we believe that Nevada Trust Companies can exercise trust powers that are at least similar, and are probably identical, to the trust powers that national banks are permitted to exercise under 12 U.S.C. 92a, if so authorized by the OCC.

Besides having trust powers that are similar to those of authorized national banks, Section 3(a)(6) requires that in order to be a "bank," a state-chartered institution must be supervised and examined by a state authority having supervision over banks and must not be operated for the purpose of evading the Exchange Act.

Under NRS 669.090, it is illegal to engage in trust company business in Nevada without being licensed as a Nevada Trust Company by the State of Nevada Commissioner of Financial Institutions ("Commissioner"). The Commissioner, together with the Financial Institutions Division ("Division") over which the Commissioner presides, are the same state regulatory authorities that license, supervise and examine Nevada state-chartered banks under NRS Chapters 657 - 668, state-chartered savings and loan associations under NRS Chapter 673, state-chartered credit unions under NRS Chapter 678 and various other financial institutions specified in NRS Titles 55 and 56.

NRS Chapter 669 contains a comprehensive statutory scheme for the licensing, supervision and examination by the Commissioner and the Division of persons exercising trust powers and conducting trust company business in the State of Nevada. Further regulatory requirements have been promulgated by the Commissioner under Chapter 669 of the Nevada Administrative Code ("NAC").

As we have worked extensively with Prime in connection with its licensing as a Nevada Trust Company under NRS Chapter 669 and advised Prime concerning the Commissioner's and the Division's roles in supervising and examining Prime under NRS Chapter 669 and NAC Chapter 669, we do not undertake to describe herein the detailed provisions of those laws and regulations. We believe that for purposes of this letter, it suffices to express our view as to whether those laws and regulations meet the standards of Section 3(a)(6).

Accordingly, it is our view that Nevada laws and regulations governing the supervision and examination of Nevada Trust Companies meet the standards of Section 3(a)(6).

The scope of our legal representation of Prime has included extensive work with Prime's organizers in developing Prime's business plan and preparing Prime's application for licensure as a Nevada Trust Company, which was approved on January 18, 2017. On the basis of our work for Prime, we believe that Prime has been established and will be operated for bona fide business purposes under Nevada law, consistently with how other Nevada Trust Companies to our knowledge have been established and are operating, and not for the purpose of evading the Exchange Act.

Finally on this subject, there are established precedents for recognizing non-depository institutions as banks under Section 3(a)(6).

For example, through no-action letters, the SEC has allowed state-chartered limited-purpose trust companies, with no federal deposit insurance, to serve as a "bank" for purposes of Rule 15c2-4 under the Exchange Act ("Rule 15c2-4"). Rule 15c2-4 requires brokers and dealers to promptly transmit to a bank (as defined in Section 3(a)(6)) (or to deposit in a bank account) funds paid in by investors in a securities distribution, for the bank to hold in escrow pending certain future events, e.g., success or failure of an "all-or-none offering." In Reliance Trust Company, SEC No-Action Letter, 2005 SEC No-Act. LEXIS 531 (Mar. 29, 2005); and Continental Stock Transfer & Trust Company, SEC No-Action Letter, 1989 SEC No-Act. LEXIS 662 (May 8, 1989), the trust companies (i) were authorized under state law to receive and hold funds in escrow, (ii) agreed to hold the funds pending the appropriate event or contingency, and (iii) agreed to transmit the funds directly to the persons entitled to the funds at the designated time. Despite not being banks in the FDIC-insured deposit-taking sense, the SEC gave these trust companies clearance to serve in the capacity of a "bank," as required under Rule 15c2-4 (and as defined in Section 3(a)(6)).

The responsibilities of QTPs under Rule 303(e) for crowdfunding offerings are patterned after the responsibilities of banks under Rule 15c2-4 for public securities offerings, and Rule 303(e) incorporates Rule 15c2-4 by reference, with respect to SEC-registered brokers.[2] As such, the SEC's recognition (through no-action letters) that a state-chartered limited-purpose trust company, with authority to hold escrowed funds, can serve as a bank under Rule 15c2-4 is, we believe, equally applicable to serving as a bank under Rule 303(e).

Under NRS 669.210(1)(i), a Nevada Trust Company is authorized to act as an escrow agent and "in so acting, may possess, ... safekeep or otherwise manage or administer ... personal property of other persons." Therefore, we believe a Nevada Trust Company meets the same standards for serving as a bank under Rule 303(e)(2) as the state-chartered trust companies in the above-cited no-action letters met under Rule 15c2-4.

We also note that the OCC expressly takes the position that limited-purpose trust companies, with no deposit insurance, can qualify as banks under federal banking laws. In

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[2] See Crowdfunding, SEC Release No. 33-9470 (Oct. 23, 2013) at 180-88; and Crowdfunding, SEC Release No. 33-9974 (Oct. 30, 2015) at 223-32.

Interpretive Letter #1106 (Oct. 10, 2008), the OCC stated, "[w]e note specifically there is no requirement under federal law or OCC regulations that a national bank accept deposits or have federal deposit insurance in order to be authorized to engage in fiduciary activities."[3]

Moreover, the OCC's rules for chartering banks under federal banking laws provide for the chartering of special-purpose national banks limited to fiduciary powers, with no deposit-taking, money-lending or check-paying authority. See 12 C.F.R. 9.3(c) and 5.20(e)(1)(i).

For the above reasons, it is our opinion that Prime, when licensed and operating as a Nevada Trust Company, will be a "bank" as that term is defined in Section 3(a)(6) and used in Rule 303(e)(2)(ii).

B. Prime, as a Nevada Trust Company, Is Authorized Under Nevada Law to Agree to Hold Funds in Escrow for the Persons Who Hold Beneficial Interests Therein and to Transmit or Return Such Funds Directly to the Persons Entitled Thereto When So Directed by the Funding Portal, as Described in Rule 303(e)(3).

As discussed in Section IV.A. above, as a Nevada Trust Company, Prime is expressly authorized under NRS 669.210(1)(i) to act as an escrow agent and "in so acting, may possess, … safekeep or otherwise manage or administer … personal property of other persons."

Nevada law imposes no limitations on Nevada Trust Companies, acting as escrow agents, that would restrict or materially limit their ability to agree to hold and transmit or return funds as and when required under Rule 303(e)(3). Moreover, based on our experience as Nevada counsel to various Nevada Trust Companies, those types of duties with respect to escrowed funds, outside of the crowdfunding context, are customarily and routinely performed by Nevada Trust Companies.

It is our opinion, therefore, that Prime, as a Nevada Trust Company, is authorized under Nevada law to agree to hold funds in escrow for the persons who hold beneficial interests therein and to transmit or return such funds directly to the persons entitled thereto when so directed by the funding portal, as described in Rule 303(e)(3).

C. Prime Will Enter into an Agreement in Writing to Perform the Tasks Described in Section IV.B. Above Before Acting as a QTP.

Prime has only been a Nevada Trust Company for a very short time. Its application for licensure was approved on January 18, 2017 and its charter was issued on January 26, 2017. As such, we understand that Prime is not yet (i) engaged in operations as a Nevada Trust Company to a material extent or (ii) at an appropriate stage to enter into an agreement with a funding portal.

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[3] Clause (A) of Section 3(a)(6), while not applicable to Nevada Trust Companies, includes OCC-chartered national banks within the bank definition.

We worked closely with Prime's organizers in their development of Prime's business plan, which was an integral part of Prime's application for licensure as a Nevada Trust Company. Taking into account that business plan, our general familiarity with the plans of certain crowdfunding portals to use Prime as a QTP in Regulation CF transactions, and our discussions with members of Prime's management, we understand that in the near future and before acting as a QTP, Prime will enter into one or more written agreements to hold funds in escrow for the persons who hold beneficial interests therein and to transmit or return such funds directly to the persons entitled thereto when so directed by the funding portal, as described in Rule 303(e)(3) ("Funding Portal Agreements").

D. Prime, as a Nevada Trust Company, Is Authorized Under Nevada Law to Agree to Maintain a Bank Account for the Exclusive Benefit of Investors and the Issuer, as Set Forth in Rule 303(e)(2)(ii).

As a Nevada Trust Company, Prime has all of the powers enumerated in NRS 669.210(1). In Section IV.A. above, we have listed those powers verbatim from the statute. We believe the powers most pertinent to this question are those set forth in paragraphs (g), (i), (j) and (k) of NRS 669.210(1).

In our opinion, taking into account the statutory provisions referenced above (but without limiting our opinion solely to those provisions), Prime, as a Nevada Trust Company, is authorized under Nevada law to agree to maintain a bank account (or accounts) for the exclusive benefit of investors and the issuer, as set forth in Rule 303(e)(2)(ii).

E. Prime Will Enter into an Agreement in Writing to Maintain the Bank Account Described in Section IV.D. Above Before Acting as a QTP.

As noted in Section IV.C. above, Prime has been a Nevada Trust Company for just a very short time, and we understand that Prime is not yet (i) engaged in operations as a Nevada Trust Company to a material extent or (ii) at an appropriate stage to enter into an agreement to maintain the bank account described in Section IV.D. above.

However, as discussed in Section IV.C. above, we worked closely with Prime's organizers in their development of Prime's business plan, as an integral part of Prime's application for licensure as a Nevada Trust Company. Taking into account that business plan, our general familiarity with the plans of certain crowdfunding portals to use Prime as a QTP in Regulation CF transactions, and our discussions with members of Prime's management, we understand that in the near future and before acting as a QTP, Prime will enter into one or more written agreements to maintain a bank account (or accounts) for the exclusive benefit of investors and the issuer, as set forth in Rule 303(e)(2)(ii) ("Bank Account Agreements").

V.   PRIME IS ELIGIBLE TO ACT AS A QTP

Based on the foregoing, it is our reasoned opinion that by virtue of Prime's status as a Nevada Trust Company, Prime is a "bank" as defined in Section 3(a)(6) and, upon Prime's entry into one or more Funding Portal Agreements or Bank Account Agreements (or both types of agreements), Prime can act as a QTP.[4]

VI.   FURTHER LIMITATIONS

We are licensed to practice law in the State of Nevada and our opinions herein are expressly limited to the laws of the State of Nevada and United States federal law. Our opinions herein are not guaranties as to what any particular court or administrative agency would actually decide, but instead are reasoned opinions as to the decision a court or administrative agency should reach if the issues were properly presented to it and the court or administrative agency followed and properly applied existing precedent. The persons entitled to rely on this letter and our opinions should carefully consider these limitations.

This letter and our opinions expressed herein are solely for the benefit of Prime in connection with its proposed activities as a QTP. Without our prior written consent, neither this letter nor any opinion herein may be circulated, used or relied on for any other purpose by Prime. Furthermore, without our prior written consent, neither this letter nor any opinion herein may be filed with any governmental authority; quoted or referred to in any public or other document; or circulated, delivered or disclosed to, or used or relied on in any manner by, any other person, entity or governmental authority for any other purpose whatsoever, except that Prime may provide this letter (i) to regulatory authorities having jurisdiction over it, if such authorities so request in connection with their regulatory functions, and (ii) pursuant to order or legal process of any court or other governmental authority.

Our opinions and views herein are rendered only as of the date of this letter, and they are based solely on (i) the laws and published regulations of the State of Nevada and United States federal laws, published regulations (collectively, the "Laws"), (ii) published interpretations and administrative guidance by governmental authorities with respect to the Laws, and (iii) published judicial decisions applying the Laws, all as in effect on the date of this letter. We have no obligation to update or supplement this letter after the date hereof with respect to any facts or circumstances that may hereafter come to our attention or any changes in facts, laws, regulations or administrative policies or procedures that may hereafter occur or take effect and that might affect any of our opinions or views expressed herein.

This letter is issued in the State of Nevada and by issuing this letter, we shall not be deemed transacting business in any other jurisdiction. Furthermore, by issuing this letter, we do not consent to the jurisdiction of any state or other governmental authority other than the State of

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[4] We further point out that we expressed this same opinion and analysis in our November 30, 2016 opinion letter to the Division, regarding Prime's plans to act as a QTP. Following the Division's review of our letter, it approved Prime's application for licensure.

KOLESAR & LEATHAM
ATTORNEYS AT LAW

Nevada, and any claim or cause of action arising out of the opinions or views expressed herein must be brought in the State of Nevada.

Very truly yours,

KOLESAR & LEATHAM

Kolesar & Leatham

cc: Philip D. LaChapelle